October 18, 2004

Mail Stop 0409

J. Michael Schroeder
Chief Counsel and Corporate Secretary
Great Wolf Resorts, Inc.
122 West Washington Avenue
Madison, Wisconsin 53703

Re:	Great Wolf Resorts, Inc.
	Amendment No. 1 to Form S-1
      Registration No. 333-118148
      Filed September 23, 2004

Dear Mr. Schroeder:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your Form S-1 filed on September
23,
2004.

General

1. We have received your application for confidential treatment for portions of Exhibit 10.4 and will respond to your request in a separate letter.

2. We note your response to prior comment 1 and the additional supplemental response letter dated October 18, 2004. It does not appear that execution of a power of attorney, which allows another individual to negotiate on behalf of the participants, would result in a "completed" transaction for purposes of Rule 152. Please provide a further discussion of why you believe the formation transactions were completed prior to filing the registration statement, or provide an additional analysis of why the formation transactions should not be integrated with the IPO. Please tell us whether the Agreement and Plan of Merger for each of the formation transactions has been executed and, if so, provide the dates that each agreement was signed by both parties. Also, please tell us whether the consideration for each of the formation transactions has been determined, as well as when and how that information was or will be communicated to the participants.

3. Supplementally, please describe all of the conditions to closing the formation transactions. Also, please provide a copy of the private placement memorandum referenced in the first paragraph of the
Irrevocable Consent.

4. Supplementally, please describe all conditions to the closing of
the put exercise by the TIC holders.  Also, we note that paragraph
2
of the subscription agreement refers to consideration "specified herein," however, we were unable to locate any other references to consideration under that agreement. Supplementally, please tell us how and when the amount of consideration will be fixed and how that information will be communicated to the TIC holders.

5. We note your response to prior comment 2 regarding application of the roll-up rules to this registration statement. We may have further comment on the roll-up rules after we receive your additional analysis on integration of the formation transactions with the IPO.

6. In your response to prior comment 7, you state that the condominiums are not sold with an emphasis on economic benefits, with rental pool arrangements or with company required use limitations. However, we note that you amended the Development Agreement on June
25, 2004, to no longer require individual owners of condominium units
to make their units available for sale. Further on page 2 of the Amended Development Agreement, you amend and restate the Original
Agreement to remove all references to a "Rental Pool."   Please
provide a detailed analysis of why prior to June 25, 2004, the offers and sales of these condominiums did not constitute offers and sales of securities under the federal securities laws.

7. Supplementally, please provide us with copies of sales
literature,
marketing materials and a form of agreement used to sell
condominiums
to private investors at the Wisconsin Dells and Sheboygan resort
locations.   If practicable, in your supplemental submission
include
sales, marketing or subscription materials distributed prior to June
25, 2004.

Summary

8. We note your response and reissue prior comment 8 from our last letter. The Summary section continues to be lengthy and does not provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. Specifically, please revise pages 3-4 of the summary to reduce your
Competitive Strengths and Business and Growth Strategies sections to bullet pointed disclosure with one sentence per bullet. Alternatively, delete these sections from the summary. Refer to the
Instruction to Item 503(a) of Regulation S-K.

Our Structure, page 9

9. We note and appreciate your response to prior comments 10 and
20
by including document no. 5 in your supplemental materials. For purposes of clarity regarding the nature of this transaction and actual ownership stakes held by the Great Lakes Co. versus the seven shareholders of Great Lakes Co., please include a diagram depicting the structure of the Great Lakes Companies as predecessor prior to the formation transaction.

Benefits to Related Parties, page 8

10. In connection with your response to prior comment 25 from our last letter, please revise your disclosure to identify the 7 shareholders and their current roles as officers and directors.

Summary Financial and Other Data, page 11

11. Reference is made to comment 28. The adjustments to your non-GAAP measure to derive Adjusted EBITDA have occurred within the past two years and most recent interim period. It is not clear how you have complied with Item 10(e) of Regulation S-K that prohibits adjusting a non-GAAP financial performance measure to smooth earnings. Further it is not evident that a material term of the new credit agreement will be a significant covenant regarding Adjusted EBITDA. See related comment below. Please revise to comply with
Item 10(e) of Regulation S-K.

Allocation of Consideration in the Formation Transactions, page 30

12. Regarding your response to prior comment 39 from our last letter, we continue to believe that identifying Houlihan, Lokey, Howard & Zukin as the financial advisor would assist investors in assessing the quality of the fairness opinion you received in connection with the formation transactions. Please revise to identify the firm, as previously requested.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page

Net income (loss), page 50

13. In connection with your supplemental response to prior comment 49, please revise your disclosure to briefly discuss the background information about the prior issuance of the mandatory redeemable ownership the first time you discuss these interests in the MD&A section.



Liquidity and Capital Resources, page 55

14. We note your disclosure of Adjusted EBITDA and your basis for using it to monitor compliance with financial covenants contained in your credit agreements. Please provide the following additional disclosures:
* the materiality of the credit agreement(s) and the covenant(s);
* the amount or limit required for compliance with the covenant;
and
* the actual or reasonably likely effects of compliance or non-compliance with the covenant on Great Wolf`s financial condition and liquidity.

Refer to Question 10 of the Staff`s June 13, 2003 Release-
Frequently
Asked Questions Regarding the Use of Non-GAAP Measures.

Business
Great Wolf Lodge of Niagara Falls, Ontario, page 73

15. We reissue prior comment 59 from our last letter requesting that you revise your disclosure to include the material terms of the Niagara Falls, Ontario management and license agreement. Specifically, revise to describe any material fees other than the monthly license fee. Further, please confirm that the only material obligations Ripley must fulfill are its payment obligations and maintaining the Great Wolf operating standards.

Underwriting, page 104

16. We note your response to prior comment 71 from our last letter.
In your next amendment, please file your Underwriting Agreement. Alternatively, please provide us with a supplemental list of all "other conditions contained in the underwriting agreement" that could release the underwriters from their obligations to purchase the shares in the offering.

17. Regarding your response to prior comments 72 and 73, revise to state whether the shares will be subject to lock-up agreements describing these agreement. The directed share materials refer to a lock-up agreement and you provide potential lock-up disclosure in your response, but it appears you are unsure whether there will be a lock-up.

Great Wolf Resorts, Inc.-Unaudited Pro Forma Condensed
Consolidated
Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-4

18. We note your response to our previous comment 79, however, the relationship between the Great Lakes Companies and Great Wolf Resorts is still not clear. You state that the Great Lakes Companies is expected to have the largest single portion of the voting rights in
Great Wolf Resorts, yet the diagram on page 9 depicting the ownership structure upon completion of the offering and formation transaction does not indicate any ownership by the Great Lakes Companies. Please advise.

19. Please expand to show the purchase price consideration for each entity including the form of the consideration and the amount of that consideration. Provide similar disclosure in the body of the prospectus.

Notes to the Consolidated Financial Statements-Great Wolf
Predecessor

Commitments and Contingencies, page F-28

20. We note your response to comment 84. With respect to the 10-year ground lease on the Kansas City, Kansas property, please disclose the following information:

* a more detailed discussion of the business reasons for the transaction, including a more specific discussion of the future sales tax benefits;
* the definitive terms of both the ground lease agreement (e.g. payment amounts and dates) and the industrial revenue bonds (e.g. interest rate, payment dates, maturity date);
* whether the right to offset is enforceable by law (for example, if the registrant fails to make lease payments under the ground lease, is the local government agency still obligation to pay interest on the revenue bonds); and
* the impact on the financial statements indicating the items not reflected in the financial statements, as well as the original entry you recorded upon issuance of the revenue bonds.

      *   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jay Spinella at (202) 942-7323 or Donna Di Silvio at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 942-1851 or me at (202) 942-1960 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc: 	Alan J. Prince, Esq. (via facsimile)
  	King & Spalding LLP

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Great Wolf Resorts, Inc.
October 18, 2004
Page 1